U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer
    subject to Section 16. Form 4 or
    Form 5 obligations may continue
    See Instruction 1(b).

1.     Name and Address of Reporting Person:
        George H. Weyerhaeuser, Jr, PO Box 1278, Tacoma, WA 98401

2.     Issuer Name and Ticker or Trading Symbol:
        Weyerhaeuser Company, WY

3.     IRS or Social Security Number of Reporting Person (Voluntary):

4.     Statement for Month/Day/Year:
        09/09/02

5.     If Amendment, Date of Original (Month/Day/Year):

6.     Relationship of Reporting Person to Issuer (Check all applicable):
        ( ) Director     (X) Officer (give title below)     (  ) 10% Owner
        ( ) Other (specify below)

        Title: Sr. Vice President

7.     Individual or Joint/Group Filing (Check Applicable Line)
        ( ) Form Filed by One Reporting Person
        ( ) Form Filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security  2. Trans-   2.A.       3. Trans-   4. Securities Acquired (A)   5. Amount       6. Owner-  7. Nature
                         action   Deemed        action      or Disposed of (D)           of              ship       of In-
                         Date     Execution     Code                                     Securities      Form       direct
                        (Month/   Date, if                                               Beneficially    Direct     Benefic-
                         Day/     any                                                    Owned at        (D)or      ial
                         Year)    (Month/                                                End of          Indirect   Owner-
                                   Day/                     Amount  (A) or (D)  Price    Month           (I)        ship
                                   Year)
--------------------  ---------   ---------  ----------   ---------------------------  ------------   ----------   ------------

Common Stock                                                                                    220        D
Common Stock           09/05/02                  G             432       A        na         44,860        D            (1)
Common Stock                                                                                    102        D            (2)
Common Stock           09/05/02                  G             432       A        na         12,032        I            (3)
Common Stock                                                                                 10,096        I            (4)
Common Stock                                                                                  6,458        I            (5)

(1)  Shares held in my Revocable Trust.
(2)  Shares held in my IRA account.
(3)  Shares held by my wife directly.
(4) As of July 31, 2002 the reporting person held shares of Weyerhaeuser common stock under the Weyerhaeuser Company 401(k)and Performance Share Plans
(5) I am a co-trustee of a trust which holds 51,660 shares of Weyerhaeuser Company common stock of which my children's beneficial interest is 12.5%

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g. puts, calls, warrants, options, convertible securities)

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of  6. Date      7. Title and  8. Price  9. Num-   10. Own-   11.  Na-
   Deriv-       sion or    action     action     Derivative    Exer-        and Am-       of        ber of     ership      ture
   ative        Exercise   Date       Code       Securities    cisable      ount of       Deriv-    Deriv-     Form        of In-
   Security     Price of  (M/D/Y)                Acquired      and Ex-      Under-        ative     ative      of De-      direct
                Deriv-                          (A) or Dis-    piration     lying         Secur-    Secur-     rivative    Benef-
                ative    3.A.                    posed of (D)  Date         Securities    ity       ities      Security:   icial
                Security   Deemed                             (M/D/Y)                               Bene-      Direct (D)  Own
                           Execution                                                                ficially   or Indirect ership
                           Date, if                           ----------    -----------             Owned      (I)
                           any                                Date   Expir- Title Amount            follow-
                          (M/D/Y                              Exer-  ation        or Number         ing
                                       Code V                 cisable Date        of shares         Reported
                                                                                                    Trans-
                                                                                                    action(s)
------------ ----------- --------- -------- - ------------- ------- ----  ------- ----- --------- -------- ---------- ------------


Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/George H. Weyerhaeuser, Jr.                            09/09/2002
______________________________________                __________________
   **Signature of Reporting Person                           Date